Exhibit 99.1

Sterlite Industries (India) Limited

Supreme Court Reverses High Court Closure Order on Tuticorin Smelter

Tuticorin, India: April 02, 2013

The Hon’ble Supreme Court of India vide its judgment dated April 02, 2013 has allowed the appeal of the Company and set aside the judgment of the Madras High Court order dated September 29, 2010 vide which the Company’s Tuticorin Smelter was ordered to be closed.

The Company had appealed against the Madras High Court order closing the Tuticorin Smelter (Unit). The Apex Court had initially stayed the Madras High Court judgment vide interim order dated 01-10-2010.

The Apex Court had appointed a team of NEERI, TNPCB and CPCB to carry out inspection of the Unit. NEERI submitted its report confirming that the Unit meets the required standards and made certain recommendations for improvements, which were implemented.

The Hon’ble Supreme Court after being satisfied has allowed the appeal of the Company. The Apex Court as part of environment commitment of the Company has asked to deposit Rs.100 crore to the Collector, Tuticorin. This money will be kept in a Nationalized bank and the interest will be used to improve the air and water environment of Tuticorin.

We welcome the judgment given by the Hon’ble Supreme Court. We will continue to work in close association with the Government of Tamil Nadu and other regulatory bodies, towards maintaining highest standards of Health, Safety and Environment.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, Copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com